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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------


                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9


                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                          MICROWARE SYSTEMS CORPORATION
                            (Name of Subject Company)

                            -------------------------

                          MICROWARE SYSTEMS CORPORATION
                        (Name of Person Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    595150103
                      (CUSIP Number of Class of Securities)

                          ----------------------------

                                Kenneth B. Kaplan
                      Chairman and Chief Executive Officer
                          Microware Systems Corporation
                           1500 Northwest 118th Street
                             Des Moines, Iowa 50325
                                 (515) 223-8000

           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                               ------------------

                                 with a copy to

                                   Arthur Don
                              D'Ancona & Pflaum LLC
                        111 East Wacker Drive, Suite 2800
                             Chicago, Illinois 60601
                                 (312) 602-2048
                              (312) 602-3048 (fax)

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 dated July 5, 2001 filed by Microware Systems Corporation, an Iowa corporation (the "Company") relating to the offer by Drake Merger Sub, Inc., an Iowa corporation ("Purchaser"), a wholly owned subsidiary of RadiSys Corporation, an Oregon corporation ("Parent") to purchase all of the outstanding shares of common stock, no par value per share (the "Common Stock") of the Company at a purchase price of $0.68 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated July 5, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").


ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Microware Systems Corporation, an Iowa corporation (the "Company" or "Microware"). The address of the principal executive offices of the Company is 1500 Northwest 118th Street, Des Moines, Iowa 50325. The title of the class of equity securities to which this Schedule 14D-9 relates is the shares of common stock, no par value, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

     This Schedule 14D-9 relates to a tender offer by Drake Merger Sub, Inc., an Iowa corporation (the "Purchaser" or "Offeror"), and a wholly owned subsidiary of RadiSys Corporation, an Oregon corporation ("Parent" or "RadiSys"). Purchaser disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") dated July 5, 2001 its intention to purchase all outstanding Shares at a price of $0.68 per Share, net to each seller in cash, without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2001 (the "Offer to Purchase") and the related Letter of Transmittal (which together, with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 29, 2001 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that on the terms and subject to the conditions in the Merger Agreement, as soon as practicable after the completion of the Offer, Purchaser will be merged with and into the Company (the "Merger"), with the Company being the corporation surviving the Merger (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares with respect to which appraisal rights are properly exercised ("Dissenting Shares") under the Iowa Business Corporation Act (the "IBCA") or owned by Parent, Purchaser or any other subsidiary of Parent) will be converted into and represent the right to receive $0.68 in cash or any higher price that may be paid per Share in the Offer (the "Per Share Amount"), without interest. A copy of the Merger Agreement is filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference.

     According to the Offer to Purchase, the principal executive offices of RadiSys and Purchaser are located at 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above and is incorporated by reference.

     (b) Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates, include the following:

     During the fiscal year ended March 31, 2001, the Company received total revenues of approximately $858,409 under various license and service agreements with Motorola, Inc., which holds 1,526,232 shares of Common Stock of the Company and warrants to purchase an


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additional 1,803,728 shares (which warrants expire July 31, 2001). The Company also routinely purchases various hardware products from Motorola used in product development.

     Except as otherwise described below, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Purchaser or its executive officers, directors or affiliates.

     The following summary of certain provisions of the Merger Agreement, Shareholder Agreements dated June 29, 2001 among Parent, Offeror and certain Shareholders of the Company (the "Shareholder Agreements") and certain collateral agreements relating to the Offer and the Merger, copies of which agreements are filed as exhibits to this Schedule 14D-9, is qualified in its entirety by reference to the text of such agreements.

     The Merger. The Merger Agreement provides that, following the completion of the Offer and subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time") Purchaser shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Purchaser shall cease, and the Company shall continue as the Surviving Corporation and a direct subsidiary of Parent.

     The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction or waiver at or before the Effective Time of each of the following conditions:

     (a) Parent or Purchaser or their affiliates shall have completed the Offer, unless the failure to purchase is a result of a breach of Purchaser's obligations to accept for payment or pay for Shares pursuant to the Offer in violation of the terms of the Offer or of the Merger Agreement,

     (b) the Company Proposals shall have been approved by the requisite vote of the shareholders, if required by applicable law, in order to complete the Merger,

     (c) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority which prohibits or prevents the completion of the Merger which has not been vacated, dismissed or withdrawn before the Effective Time, and

     (d) all consents of any Governmental Authority required for the completion of the Merger and the transactions contemplated by the Merger Agreement shall have been obtained other than those consents the failure to obtain which is not reasonably likely to have a material adverse effect on the business, assets, condition (financial or other), liabilities or results of operations of the Surviving Corporation and its subsidiaries taken as a whole.

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


     At the Effective Time of the Merger,

     (a) each issued and outstanding Share (other than Shares that are held by shareholders properly exercising dissenters' rights under the IBCA and Shares to be cancelled pursuant to clause (c) below) will be canceled and extinguished and be converted into the right to receive the Per Share Amount in cash payable to the holder of the right, without interest, upon surrender of the certificate representing the Share,

     (b) each Share owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent immediately before the Effective Time shall be cancelled and extinguished, and no payment or other consideration shall be made with respect to the Shares, and

     (c) the shares of Purchaser common stock outstanding immediately before the Merger will be converted into 1,000 shares of the common stock of the Surviving Corporation, which shares will constitute all of the issued and outstanding capital stock of the Surviving Corporation and shall be owned by Parent.

From and after the Effective Time, the holders of certificates evidencing ownership of Shares outstanding immediately before the Effective Time shall cease to have any rights with respect to those Shares except as otherwise provided for in the Merger Agreement or by applicable Law.

     The Company's Board of Directors. The Merger Agreement provides that promptly upon the purchase by Purchaser of Shares pursuant to the Offer (and provided that the Minimum Condition has been satisfied), Parent will be entitled to designate the number of directors, rounded up to the next whole number, on the board of directors of the Company that will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the board of directors of the Company equal to at least the number of directors that equals the product of the total number of directors on the board of directors of the Company (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent (including Shares that are accepted for payment pursuant to the Offer, but excluding Shares held by the Company) bears to the number of Shares outstanding. At that time, if requested by Parent, the Company also will cause each committee of the board of directors of the Company to include persons designated by Parent constituting the same percentage of each committee as Parent's designees are of the board of directors of the Company. The Company will, upon request by Parent, promptly increase the size of the board of directors of the Company or exercise reasonable efforts to secure the resignations of the number of directors necessary to enable Parent's designees to be elected to the board of directors of the Company in accordance with terms of this section and to cause Parent's designees to be elected.

     Shareholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to complete the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders as promptly as practicable following the

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

completion of the Offer for the purpose of voting on the Company Proposals. The Merger Agreement provides that the Company will, if required by applicable law in order to complete the Merger, prepare and file with the Commission and, when cleared by the Commission, will mail to shareholders a proxy statement in connection with a meeting of the Company's shareholders to vote on the Company Proposals, or an information statement, as appropriate, satisfying all requirements of the Securities Exchange Act.

     If Purchaser acquires at least a majority of the Shares and waives the Minimum Condition, it will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger.



     Options, Warrants and Convertible Securities. The Merger Agreement provides that each option outstanding immediately before the Effective Time to purchase Shares ("Company Option") and each warrant outstanding immediately before the Effective Time to purchase Shares ("Company Warrant"), whether or not then exercisable or vested, shall constitute the right to receive an amount in cash equal to the positive difference, if any, between the Per Share Amount and the exercise price of the Company Option or Company Warrant, as applicable, multiplied by the number of Shares for which the Company Option or Company Warrant, as applicable, was exercisable immediately before the Effective Time, subject to reduction only for any applicable withholding taxes. The Company shall provide a period of at least 30 days before the Effective Time during which Company Options may be exercised to the extent exercisable at the Effective Time and, upon the expiration of that period, all unexercised Company Options shall immediately terminate. All unexercised Company Warrants shall terminate at the Effective Time. In no event will any Company Options or Company Warrants be exercisable after the Effective Time, except to receive cash.

     The Company shall take such action as is necessary to cause the ending date of the then current offering period under the Company's employee stock purchase plan to be before the Effective Time and to terminate the plan as of the Effective Time.

     The Company has agreed to use reasonable efforts to ensure that, as soon as practicable following the date of the Merger Agreement, but in no event later than the Effective Time, no participant in the Company's 401(k) plan will have any right under that plan to acquire capital stock of the Company except for purchases on the open market. The Company also has agreed to use reasonable efforts to ensure that, following the Effective Time, no participant in any Company equity plans shall, subject to the treatment of Company options and warrants as described above, have any right under those plans to acquire capital stock of the Company or Parent except for purchases on the open market.

     Interim Operations; Covenants. Pursuant to the Merger Agreement, the Company has agreed that, before the Effective Time, each of the Company and the Company Subsidiaries will carry on its business in all material respects in the ordinary and usual manner and, to the extent consistent therewith, will use reasonable efforts to maintain its existing relationships with suppliers, customers, employees and business associates, and will not, without the prior written consent of Parent or as otherwise contemplated by the Merger Agreement:

     (a) amend its Articles of Incorporation or Bylaws;

     (b) enter into any new agreements or modify existing agreements respecting an increase in compensation or benefits payable to its officers or employees;

     (c) split, combine, reclassify any of the outstanding shares of its capital stock or otherwise change its authorized capitalization;

     (d) declare, set aside or pay any dividends payable in cash, stock or property with respect to shares of its capital stock;

     (e) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class (other than pursuant to exercise of outstanding Company Options and Company Warrants consistent with their terms);

     (f) redeem, purchase or otherwise acquire any shares of its capital stock, merge into or consolidate with any other corporation or permit any other corporation to merge into or consolidate with it, liquidate or sell or dispose of any of its assets, or close any plant or business operation;

     (g) except for the incurrence of accounts payable in the ordinary course of business consistent with past practice and of substantially similar nature to the accounts payable reflected in the Company Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2001, and the weighted average age of which does not exceed 55 days, incur, assume or guarantee any indebtedness, including accounts payable, or modify or repay any existing indebtedness;

     (h) enter into any transaction, make any commitment (whether or not subject to the approval of the board of directors of the Company) or modify any Company Material Contracts, except as otherwise contemplated or permitted by the Merger Agreement or in the ordinary course of business and not exceeding $50,000 singly, or $100,000 in the aggregate, or take or omit to take any action which could be reasonably anticipated to have a Material Adverse Effect;

     (i) transfer, lease, license, guarantee, sell, mortgage, pledge, or dispose of, any property or assets (including without limitation any intellectual property), encumber any property or assets or incur or modify any liability, other than the sale of inventory in the ordinary and usual course of business;

     (j) authorize or make any capital expenditures, form any subsidiary, or make any acquisition of, or investment in, assets or stock of any other person or entity;

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

     (k) make any tax election;

     (l) permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled, terminated or renewed without prior notice to Parent;

     (m) change its method of accounting as in effect at March 31, 2001 except as required by changes in generally accepted accounting principles as concurred with by the Company's independent auditors,or change its fiscal year, or permit the weighted average age of its accounts receivable to exceed 105 days; or

     (n) authorize or enter into an agreement to do any of the actions referred to in paragraphs (a) through (m) above.

The Merger Agreement further provides that the Company shall comply, in all material respects, with all Laws applicable to it.

     No Solicitation. Pursuant to the Merger Agreement, the Company and any Company Subsidiary shall not directly, or indirectly through any officer, director, agent, employee, financial advisor, affiliate, other advisor or representative or representative of its advisors or agents (each, a "Representative"),

     (a) encourage, initiate or solicit or otherwise facilitate, on or after the date of the Merger Agreement, any inquiries or the submission of any proposals or offers from any person relating to any merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of 10% or more of the assets or any class of equity securities of, the Company or any Company Subsidiary (each, a "Company Takeover Proposal"),

     (b) participate in any negotiations regarding, furnish to any other person any information with respect to, or otherwise assist or discuss or participate in, any attempt by any third party to propose or offer any Company Takeover Proposal, or otherwise facilitate any effort or attempt to make or implement a Company Takeover Proposal,

     (c) enter into or execute any agreement relating to a Company Takeover Proposal, or

     (d) make or authorize any public statement, recommendation or solicitation in support of any Company Takeover Proposal or any proposal or offer relating to a Company Takeover Proposal, in each case other than with respect to the Offer and the Merger.

Notwithstanding the foregoing, nothing contained in the Merger Agreement prohibits the Company from:

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

     (a) complying with Rule 14d-9 or Rule 14e-2 promulgated under the Securities Exchange Act with regard to a Company Takeover Proposal;

     (b) providing information in response to a request for the information by a person who has made an unsolicited bona fide written Company Takeover Proposal if the board of directors of the Company receives from the person requesting the information an executed confidentiality agreement on terms no less protective of the confidential information of the Company, Parent and Purchaser than those in effect pursuant to the Mutual Disclosure Agreement dated June 12, 2001 between the Company and Parent (the "Confidentiality Agreement");

     (c) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Company Takeover Proposal;

     (d) withdrawing or modifying the approval or recommendation by the board of directors of the Company of the Merger Agreement, the Offer or the Merger in connection with recommending an unsolicited bona fide written Company Takeover Proposal to the shareholders of the Company or entering into any agreement with respect to an unsolicited bona fide written Company Takeover Proposal; or

     (e) after the Schedule TO is filed, referring a third party to Section 4.8 of the Merger Agreement or making a copy of Section 4.8 and/or the Confidentiality Agreement available to any third party;

if and only to the extent that, both

     (a) in each case referred to in clause (b), (c) or (d) above, the board of directors of the Company determines in good faith after receipt of an opinion from outside legal counsel experienced in these matters that the action is necessary for its directors to comply with their respective fiduciary duties under applicable law, and

     (b) in each case referred to in clause (c) or (d) above, the board of directors of the Company determines in good faith (after consultation with its Financial Advisor) that the Company Takeover Proposal, if accepted, is reasonably likely to be completed, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if completed, result in a transaction more favorable to the Company's shareholders from a financial point of view than the transaction contemplated by the Merger Agreement (any superior Company Takeover Proposal being referred to as a "Superior Proposal").

     Pursuant to the Merger Agreement, the Company has ceased and caused to be terminated any activities, discussions or negotiations with any parties conducted as of and before the date of the Merger Agreement that are prohibited by the non-solicitation provisions of the Merger Agreement. The Company has agreed to take the necessary steps to inform promptly its

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


Representatives of the obligations undertaken in the Merger Agreement. The Company will immediately notify Parent if any inquiries, proposals or offers are received by, and information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives relating to a Company Takeover Proposal, indicating, in connection with the notice, the name of the person and the material terms and conditions of any proposals or offers, and the Company will keep Parent informed, on a current basis, of the status and terms of any proposals or offers and the status of any negotiations or discussions. The Company also will promptly request each person (other than Parent) that has executed a confidentiality agreement in connection with its consideration of a Company Takeover Proposal to return all confidential information furnished to that person by or on behalf of it or any of its subsidiaries.

     June 30 Financial Statements. The Company will publicly announce, following consultation with Parent as required by Section 4.6 of the Merger Agreement, by means of a press release its financial results for the quarter ending June 30, 2001 (the "June 30 Financial Results") by no later than July 25, 2001. The June 30 Financial Results will summarize the financial statements that would otherwise be included in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, and will include, among other items and consistent with past practice, information regarding the Company's cash and cash equivalents, short-term investments, trade receivables net of allowances for doubtful accounts and accounts payable. It is a condition to the completion of the Offer that these items meet specified criteria.

     The June 30 Financial Results will be prepared in accordance with generally accepted accounting principles applied on a consistent basis and will present fairly, in all material respects, the financial position of the Company and the Company Subsidiaries as of June 30, 2001 and the results of their operations and cash flows for the quarter then ended, subject to normal year-end audit adjustments and the fact that some information has been condensed or omitted in accordance with the Company's past practice with respect to announcing its financial results before filing the corresponding Form 10-Q.

     Indemnification. On and after the Effective Time, for six years (or, if shorter, the applicable statute of limitations), Parent shall not permit the articles of incorporation of the Surviving Corporation to contain provisions any less favorable with respect to indemnification than are set forth in the articles of incorporation of the Company immediately before the Effective Time, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who both on the date of this Agreement and at the Effective Time were directors or officers of the Company (the "Indemnified Parties"); provided that each Indemnified Party represents and warrants that the person has no knowledge of any claim for which indemnification would be required. Notwithstanding the foregoing, Parent may cause the Surviving Corporation to repeal or otherwise eliminate from its articles of incorporation the indemnification provisions if a substantially similar indemnity is provided by Parent for the Indemnified Parties. The Indemnified Parties shall be intended third-party beneficiaries of the foregoing provisions on indemnification.


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

     For two years from the Effective Time, Parent has agreed to maintain in effect the current directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy to the extent that it provides coverage for events occurring on or before the Effective Time, so long as the annual premium would not be in excess of $300,000. If the premiums for the insurance would at any time exceed $300,000, then Parent will maintain policies of insurance which in Parent's good faith determination provide the maximum coverage available at an annual premium equal to $300,000.

     Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, its organization, capitalization, subsidiaries, authority relative to the Merger Agreement, governmental approvals with respect to the Merger Agreement, the absence of contractual or legal violations resulting from the Merger Agreement, public filings, financial statements, the absence of material adverse effects on the Company and certain other events since March 31, 2001, the absence of undisclosed liabilities, compliance with laws, governmental permits, litigation, material contracts, employee benefit plans, taxes, intellectual property, disclosure documents, labor matters, the absence of limitations on conduct of business, title to property, owned and leased premises, environmental matters, insurance, product liability and recalls, customers, interested party transactions, finders and investment bankers, fairness opinion, takeover statutes, full disclosure, absence of rights agreements, absence of certain unlawful payments, ability to pay debts and expense reduction.

     Reasonable Efforts. Under the Merger Agreement, each of the Company, Parent and Purchaser has agreed to use reasonable efforts to take all actions and to do all things necessary, proper or advisable to complete and make effective as promptly as practicable the transactions contemplated by the Merger Agreement, including obtaining all consents from governmental authorities and other third parties required for the completion of the Offer and the Merger and the transactions contemplated by the Offer and the Merger. The Company, Parent and Purchaser also have agreed to use reasonable efforts to take all actions and to do all things necessary to satisfy the other conditions of the closing of the Merger.

     Public Announcements. So long as the Merger Agreement is in effect, the parties will not, and will use reasonable efforts to cause their affiliates not to, issue or cause the publication of any press release or any other announcement with respect to the Offer or the Merger or the transactions contemplated by the Merger Agreement without the consent of the other parties (which shall not be unreasonably withheld or delayed), except where the release or announcement is required by applicable Law or pursuant to any applicable listing agreement with, or rules or regulations of, the NASD or Nasdaq, in which case the parties, before making the announcement, will consult with each other regarding the announcement. Parent publicly announced the transactions contemplated by the Merger Agreement, including the Offer and the Merger, immediately after the execution of the Merger Agreement.

     Termination; Fees. The Merger Agreement may be terminated at any time before the Effective Time, whether before or after approval by the shareholders of the Company of the Merger:


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

     (a) by mutual written consent of Parent and the Company;

     (b) by either Parent or the Company if any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the completion of the transactions contemplated by the Merger Agreement and the order, decree or ruling or other action shall have become final and nonappealable;

     (c) by Parent before paying for the Shares pursuant to the Offer if:

          (i) the Company shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in the Merger Agreement, which breach or failure to perform is incapable of being cured or has not been cured within the lesser of (A) 5 days after the giving of written notice of the breach or failure to perform to the Company or (B) the number of days between the date Parent becomes aware of the breach or failure to perform (on which date Parent shall provide written notice of the breach or failure to perform to the Company) and the then scheduled expiration date of the Offer;

          (ii) any representation or warranty of the Company shall not have been true and correct when made (without for this purpose giving effect to qualifications of materiality contained in the representation and warranty), if the failure to be true and correct, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect; or

          (iii) any representation or warranty of the Company shall cease to be true and correct at any later date (without for this purpose giving effect to qualifications of materiality contained in the representation and warranty) as if made on that date (other than representations and warranties made as of a specified date), other than as a result of a breach or failure to perform by the Company of any of its covenants or agreements under the Merger Agreement, if the failure to be true and correct, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect; provided, however, that the representation or warranty is incapable of being cured or has not been cured within the lesser of (A) 5 days after the giving of written notice thereof to the Company or (B) the number of days between the date Parent becomes aware thereof (on which date Parent shall provide written notice thereof to the Company) and the then scheduled expiration date of the Offer; provided, further, that the right to terminate the Merger Agreement pursuant to provision described in this paragraph (iii) shall not be available to Parent if Purchaser or any other affiliate of Parent shall acquire Shares pursuant to the Offer;

     (d) by Parent if, whether or not permitted to do so by the Merger Agreement, the board of directors of the Company or any committee of the board of directors of the Company shall have,


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

          (i) withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer or any of the Company Proposals;

          (ii) approved or recommended to the shareholders of the Company any Company Takeover Proposal;

          (iii) approved or recommended that the shareholders of the Company tender their Shares in any tender or exchange offer that is a Company Takeover Proposal;

          (iv) affirmatively taken any written position or made any written disclosures to the Company's shareholders permitted pursuant to the "No Solicitation" provisions of the Merger Agreement described above which has the effect of any of the foregoing;

          (v) resolved to take any of the foregoing actions;

     (e) by either Parent or the Company if, as the result of the failure of the Minimum Condition or any of the other conditions set forth in the Merger Agreement, the Offer shall have terminated or expired in accordance with its terms without Purchaser having purchased any Shares pursuant to the Offer; provided that if the failure to satisfy any conditions set forth in the Merger Agreement shall be a basis for termination of the Merger Agreement under any section other than the one described in this paragraph (e), a termination pursuant to the section described in this paragraph (e) shall be deemed a termination under the other section;

     (f) by either Parent or the Company if the Offer shall not have been completed on or before September 30, 2001; provided that the right to terminate the Merger Agreement pursuant to the section described in this paragraph (f) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of the Offer to be completed by such time;

     (g) by the Company, if Parent or Purchaser shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform is incapable of being cured or has not been cured within 5 days after the giving of written notice of the breach or failure to perform to Parent; or

     (h) by the Company in order to accept a Superior Proposal; provided that the board of directors of the Company reasonably determines in good faith after receipt of an opinion from outside legal counsel experienced in these matters that it is or is reasonably likely to be required to accept the proposal in order to discharge properly its fiduciary duties; the Company has given Parent three business days advance notice of the Company's intention to accept the Superior Proposal; the Company shall in fact accept the Superior Proposal; the Company shall have paid the fee and expenses described below; and the Company shall have complied in all respects with the no solicitation provisions of the Merger Agreement.

     In the event of termination of the Merger Agreement and the abandonment of the Offer or the Merger, the Merger Agreement (other than specified sections) shall become void and of no effect with no liability on the part of any party to the Merger Agreement (or of any of its directors, officers, employees, agents, legal or financial advisors or other representatives); provided, however, that no termination pursuant to the Merger Agreement shall relieve any party from any liability for any willful breach of the Merger Agreement before termination. If the Merger Agreement is terminated as provided in the Merger Agreement, each party shall use all reasonable efforts to redeliver all documents, work papers and other material (including any copies of documents, work papers and other material) of any other party relating to the transactions contemplated by the Merger Agreement, whether obtained before or after the execution of the Merger Agreement, to the party furnishing the same.

     The Company agrees that if the Merger Agreement is terminated pursuant to

     (i)  the provisions described in clause (d) above,

     (ii) the provision described in clause (h) above, or

     (iii) the provision described in clause (e) or (f) above and, with respect to this clause (iii), (A) at the time of such termination, there shall be outstanding a bona fide Company Takeover Proposal which has been made directly to the shareholders of the Company or has otherwise become publicly known or there shall be outstanding an announcement by any credible third party of a bona fide intention to make a Company Takeover Proposal (in each case whether or not conditional and whether or not the proposal shall have been rejected by the board of directors of the Company) or (B) a Company Takeover Proposal shall be publicly announced by the Company or any third party within nine months following the date of termination and the transaction shall at any time after that time be completed on substantially the terms announced, then the Company shall pay to Parent the sum of $775,000. Any payment required by the Merger Agreement shall be made as promptly as practicable but in no event later than two business days following termination of the Merger Agreement in the case of clause (i) above, upon termination of the Merger Agreement in the case of clause (ii) above and, in the case of clause (iii) above, upon completion of the Company Takeover Proposal, and shall be made by wire transfer of immediately available funds to an account designated by Parent. The Company is required to pay Parent's costs and expenses in connection with the transactions contemplated by the Merger Agreement if the Merger Agreement is terminated for other specified reasons.

     Guarantee. Parent has guaranteed the payment by Purchaser of the Per Share Amount and any other amounts payable by Purchaser pursuant to the Merger Agreement and has agreed to cause Purchaser to perform all of its other obligations under the Merger Agreement in accordance with its terms.

     Amendments, Extensions and Waivers. Subject to applicable law, the Merger Agreement may be amended by the parties to the Merger Agreement by a written agreement signed by all the parties. At any time before Effective Time, any party to the Merger Agreement may, to the extent legally allowed (a) extend the time for the performance of any of the obligations or other acts of the other parties to the Merger Agreement, (b) waive any inaccuracies in the representations and warranties made to that party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, or (c) waive compliance with any of the agreements or conditions for the benefit of that party contained in the Merger Agreement.

     THE OFFER. The following summary of material provisions of the Merger Agreement, a copy of which is filed as Exhibit 3 to this Schedule 14D-9, is qualified in its entirety by reference to the text of the Merger Agreement. Capitalized terms used in the following summary and not otherwise defined in this Schedule 14D-9 shall have the meanings set forth in the Merger Agreement.

     Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to Rule 14e-1(c) and any other applicable rules and regulations of the Commission, pay for and, subject to the same rules or regulations, may delay the acceptance for payment of any tendered Shares and, except as provided in the Merger Agreement, amend or terminate the Offer as to any Shares not then paid for if:

     (a) the Minimum Condition has not been satisfied;

     (b) immediately before acceptance for payment, (i) the transactions contemplated by the Buy-out Agreement have not been completed, and the Company Warrants and other derivative securities held by third parties have not been delivered to the Company for cancellation, as contemplated by the Buy-out Agreement; (ii) all Consents (including without limitation Consents from Governmental Authorities or required under any Company Material Contract) required to be obtained by the Company for completion of the transactions contemplated by the Merger Agreement, the obtaining of which Consents shall not require any payment by Parent, Purchaser or the Company to any third parties, shall not have been obtained, (iii) all Company Options under the Company's 1991 Stock Option Plan, 1992 Stock Option Plan, 1995 Stock Option Plan or any other stock option plan or agreement of the Company have not been terminated; or

     (c) at any time after the date of the Merger Agreement and before the time of payment for any Shares, whether or not any Shares have previously been accepted for payment or paid for pursuant to the Offer, any of the following conditions exists:

          (i) there shall be in effect an injunction or other order, decree, judgment or ruling by a Governmental Authority of competent jurisdiction or a Law shall have been promulgated, or enacted by a Governmental Authority of competent jurisdiction which in any case (A) restrains or prohibits the making or completion of the Offer or the completion of the Merger, (B) prohibits or restricts the ownership or operation by Parent, or any of its affiliates or subsidiaries, of any portion of the Company's business or assets if it would substantially deprive Parent and/or its affiliates or subsidiaries of the benefit of ownership of the Company's business or assets, or compels Parent, or any of its affiliates or subsidiaries, to dispose of or hold separate any portion of the Company's business or assets if it would substantially deprive Parent and/or its affiliates or subsidiaries of the benefit of ownership of the Company's business or assets, (C) imposes material limitations on the ability of Purchaser effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including the right to vote Shares purchased by Purchaser pursuant to the Offer or the Merger on all matters properly presented to the shareholders of the Company, or (D) imposes any material limitations on the ability of Parent and/or its affiliates or subsidiaries effectively to control in any material respect the business and operations of the Company; or

          (ii) a Governmental Authority shall have instituted an action, or an action by a Governmental Authority shall be pending or threatened, seeking to restrain or prohibit the making or completion of the Offer or completion of the Merger, or to impose any other restriction, prohibition or limitation referred to in the foregoing paragraph (i); or

          (iii) the Company or Parent terminates the Merger Agreement in accordance with its terms; or

          (iv) any of the following events occurs: (A) any general suspension of, or limitation on prices for, trading in the Shares on Nasdaq, (B) a declaration of a banking moratorium or any general suspension of payments in respect of banks in the United States or (C) in the case of any of the foregoing existing at the time of the execution of this Agreement, a material acceleration or worsening of the events set forth in (A) or (B); or

          (v) Parent and the Company agree that Purchaser shall amend the Offer, terminate the Offer or postpone the payment for Shares pursuant to the Offer; or

          (vi) any of the representations and warranties made by the Company in the Merger Agreement shall not have been true and correct when made, or shall have ceased to be true and correct before the Closing (other than representations and warranties made as of a specified date) unless, with respect to any representations or warranties not qualified by a "Material Adverse Effect," the inaccuracies under those representations and warranties, taken as a whole, could not reasonably be expected to result in a Material Adverse Effect on the Company, or the Company shall not have performed each obligation and agreement and complied with each covenant to be performed and complied with by it under this Agreement; provided, however, that the breach or failure to perform is incapable of being cured or has not been cured within the lesser of (A) 5 days after the giving of written notice of the breach or failure to perform to the Company or (B) the number of days between the date Parent becomes aware of the breach or failure to perform (on which date Parent shall provide written notice of the breach or failure to perform to the Company) and the then scheduled expiration date of the Offer; or

          (vii) the Company's board of directors modifies or amends its recommendation of the Offer in any manner adverse to Parent or withdraws its recommendation of the Offer, or recommends acceptance of any Company Takeover Proposal or resolves to do any of the foregoing; or

          (viii) (A) any corporation, entity or "group," as defined in Section 13(d)(3) of the Securities Exchange Act ("person/group"), other than Parent and Purchaser or any person/group listed in the Company's definitive proxy statement filed on August 21, 2000, acquires beneficial ownership of more than 10% of the outstanding Shares, or is granted any options or rights, conditional or otherwise, to acquire a total of more than 10% of the outstanding Shares and which, in each case, does not tender the Shares beneficially owned by it in the Offer; (B) any new group is formed which beneficially owns more than 10% of the outstanding Shares and which does not tender the Shares beneficially owned by it in the Offer; or (C) any person/group, other than Parent or one or more of its affiliates, enters into an agreement in principle or definitive agreement with the Company with respect to a tender or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company; or

          (ix) any change, development, effect or circumstance occurs or is threatened that would reasonably be expected to have a Material Adverse Effect with respect to the Company; or

          (x) the Company commences a case under any chapter of Title XI of the United States Code or any similar law or regulation; or a petition under any chapter of Title XI of the United States Code or any similar law or regulation is filed against the Company which is not dismissed within 5 business days.

     The preceding conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to the condition and may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Parent. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right, the waiver of any right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     Should the Offer be terminated pursuant to the foregoing provisions, all tendered Common Shares not accepted for payment shall be promptly returned to the tendering shareholders.


SHAREHOLDER'S AGREEMENTS

     As an inducement to Parent and the Purchaser entering into the Agreement with the Company, Kenneth B. Kaplan, Mesirow Capital Partners VI and Motorola, Inc. (the "Shareholders"), who own 6,972,978 Shares (or approximately 36% of the Shares on a fully diluted basis), have entered into Shareholder's Agreements (the "Shareholder's Agreements") with Parent and Purchaser.

     The following summary of material provisions of the Shareholder's Agreements, copies of which are filed as exhibits to the Schedule TO, is qualified in its entirety by reference to the text of the Shareholder's Agreements.

     Agreement to Tender. The Shareholders have agreed to tender their Shares in the Offer and that they will not withdraw any tendered Shares. The Shareholders have agreed to tender their Shares not later than five business days following commencement of the Offer. In connection with this agreement, the Company has agreed with, and covenanted to, Parent that the Company will not register the transfer of any certificate representing any of the Shareholders' Shares, unless the transfer is made to Parent or the Purchaser or otherwise in compliance with the Shareholder's Agreements.

     Grant of Irrevocable Proxy. Each of the Shareholders has irrevocably granted to, and appointed, Parent and any individual designated by Parent as the Shareholder's proxy and attorney-in-fact, to vote the Shareholder's Shares, or grant a consent or approval in respect of the Shares, at any meeting of shareholders of the Company or in any other circumstances upon which the Shareholder's vote, consent or other approval is sought, against (a) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by the Company and (b) any amendment of the Company's articles of incorporation or bylaws or other proposal or transaction (including any consent solicitation to remove or elect any directors of the Company) involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to, the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

     Representations, Warranties, Covenants and Other Agreements. Each of the Shareholders has made representations and warranties in the Shareholder's Agreements, including with respect to

     (a)  ownership of the Shareholder's Shares,

     (b) the authority to enter into and perform the Shareholder's obligations under the Shareholder's Agreement and the absence of required consents and statutory or contractual conflicts or violations,

     (c) the absence of liens, claims, security interests, proxies, voting trusts or other arrangements or any other encumbrances on or in respect of the Shares, except for those disclosed to the Purchaser,

     (d)  finder's fees, and

     (e) an acknowledgment of Parent's reliance on the Shareholder's execution of the Shareholder's Agreement in entering into, and causing the Purchaser to enter into, the Agreement.

In addition, each of the Shareholders has agreed not to transfer, or consent to any transfer of any or all of the Shareholder's Shares or any interest in the Shareholder's Shares (except as contemplated by the Shareholder's Agreement), enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shareholder's Shares or any interest in the Shareholder's Shares, grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Shares or any interest in the Shares except with respect to election of directors at the Company's annual meeting, deposit the Shares into a voting trust or enter into a voting arrangement or agreement with respect to the Shares or take any other action that would in any way restrict, limit or interfere with the Shareholder's obligations under the Shareholder's Agreement. Each of the Shareholders also has agreed, directly or indirectly, not to solicit, initiate or encourage the submission of any Company Takeover Proposal or participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal.

     Termination. The Shareholder's Agreements, and all rights and obligations under the Shareholder's Agreements, shall terminate upon the earlier of (a) the date on which the Merger Agreement is terminated in accordance with its terms or
(b) the date that Parent or the Purchaser purchases and pays for the Shares of the Shareholder pursuant to the terms of the Shareholder's Agreement; provided, however, that the termination of the Shareholder's Agreement will not relieve any party if liability for breach of the Shareholder's Agreement before its termination.

     In addition to the terms described above, Parent and Purchaser have agreed to obtain Motorola, Inc.'s consent if Parent and Purchaser propose to

     (a)  reduce the number of Shares subject to the Offer,

     (b)  reduce the Per Share Amount,

     (c) impose any other conditions to the Offer other than the Offer Conditions or modify the Offer Conditions (other than to waive any Offer Conditions to the extent permitted by the Merger Agreement),

     (d)  except as provided in the Merger Agreement, extend the Offer,

     (e)  change the form of consideration payable in the Offer, or

     (f) amend any other term of the Offer in any manner adverse to the holders of Shares.

Failure to obtain Motorola's consent will result in the termination of Parent's shareholder's agreement with Motorola.

19.9% OPTION AGREEMENT

     In connection with the Merger Agreement, Parent and the Company have entered into a 19.9% Option Agreement. Under this agreement, the Company granted to Parent an irrevocable option to purchase 3,814,462 shares of the Company's common stock (approximately 19.9% of the outstanding shares of the Company's common stock) for a purchase price of $0.48 per share. A copy of the option agreement is attached to the Schedule TO and is incorporated by reference. The following description is qualified in its entirety by reference to the text of the 19.9% Option Agreement.

     The option will become exercisable by Parent upon the occurrence of a "triggering event" before the option is terminated. The triggering events are the same events as those that trigger payment of the termination fee under the Merger Agreement discussed above.

     The option will terminate at the earlier of

     o    the Effective Time, or

     o 180 days after the one year anniversary of the termination date of the merger agreement.

     If a triggering event occurs before the option is terminated, Parent can have the shares of the Company common stock underlying the option registered.

     In addition, within one year after the termination of the Merger Agreement, Parent can sell all or any portion of Company shares to the Company at either

     o    the purchase price of $0.48 per share, or

     o the average closing price for the five trading days before notice of the sale is given to the Company.

     Instead of purchasing the Company's shares, Parent also has the option to receive a cash amount from the Company equal to the spread between the purchase price of the options and either

     o the closing price on the trading day before exercise of the option agreement, or

     o the highest price proposed to be paid in an acquisition of the Company multiplied by all or any portion of the options, as specified by Parent.

     The total amount received by Parent from the termination fee and the option agreement may not exceed a total of $775,000.

     Companies enter into arrangements like the option agreement to increase the likelihood that the transaction will be completed, to discourage other bidders and to compensate the recipient of the option for the efforts undertaken and costs incurred if the transaction is not completed because of an acquisition or potential acquisition by a third party of the issuer of the option. The option agreement was entered into to accomplish these objectives and may discourage offers by third parties to acquire the Company. Parent required that the Company enter into the option agreement as a condition to Parent's entering into the Merger Agreement.

TERMINATION AND BUY-OUT AGREEMENT

     A copy of the termination and buy-out agreement is attached to the Schedule TO and is incorporated by reference. The following description is qualified in its entirety by reference to the text of the termination and buy-out agreement.

     As a condition to Parent and Purchaser entering into the Merger Agreement, the Company entered into a termination and buy-out agreement on June 29, 2001 with Elder Court, LLC and other specified parties (collectively, "Elder"). Under the agreement, Elder agreed to terminate a securities purchase agreement, an equity line of credit agreement and two registration rights agreements between it and the Company and to deliver to the Company for cancellation a convertible debenture and several warrants to purchase shares of the Company's common stock. The Company agreed to pay Elder $2.2 million as consideration for the termination and cancellation. Parent will advance to the Company the $2.2 million it is required to pay Elder under the agreement. In addition, Elder agreed to tender at least 250,000 shares of the Company's common stock owned by it (representing approximately 1% of the Shares on a fully diluted basis).

     The agreement may be terminated

     (a)  by mutual written agreement of all the parties to the agreement,

     (b) if the Company, on the one hand, or any of the other parties to the agreement, on the other hand, commits a material breach of the agreement and fails to cure the breach within 5 days after receiving written notice by the non-breaching party after providing written notice of termination, or

     (c) by either party if the offering price per share for the Company's common stock in the Offer exceeds $1.00 per share.

     The agreement will terminate automatically if

     (a)  the Merger Agreement is terminated pursuant to its terms,

     (b) the transactions contemplated by the buy-out agreement are not completed by September 30, 2001, or

     (c) the average closing price for the Company's common stock on Nasdaq for any period of 5 consecutive trading days is less than $0.33 per share.

     If the buy-out agreement is terminated as described above, the debenture held by Elder will be automatically amended to reduce its per share conversion price to the lower of (a) $0.69 or (b) 77% of the market price of the shares as defined in the debenture. The Company's equity line of credit agreement with Elder also will be automatically amended to provide Elder with a 17% discount from the market price on the shares it purchases from the Company.

     The completion of the transactions contemplated by the buy-out agreement is a condition to the completion of the Offer. See Section 15 of this Offer to Purchase.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     At a special meeting held on June 29, 2001, the Board of Directors of the Company (the "Board") unanimously approved the Merger Agreement, the Stock Option Agreement, the Buyout Agreement and the Shareholder Agreements and the transactions contemplated thereby and determined that the Merger and the Offer, are fair to, and in the best interests of, the Company and its Shareholders, as further described below. THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. Copies of a letter communicating such approval and recommendation and a press release announcing the transaction are filed as Exhibits 4 and 5, respectively, to this
Schedule 14D-9 and are incorporated herein by reference.

BACKGROUND OF THE MERGER AND THE OFFER.

     From time to time the Company has discussed potential business combinations with various third parties. Long before the commencement of the negotiations leading to the execution of the Merger Agreement, on September 22, 1999, the Company formally retained Houlihan Lokey Howard & Zukin Capital as its investment banker with respect to a potential transaction involving the sale of the Company or a significant amount of its securities or assets. Over the next year and a half, Houlihan contacted over 150 prospects regarding a potential transaction involving the Company.

     In March 2001, Parent became aware of the Company's development of IXP technology. At the request of Glenford J. Myers, Parent's chief executive officer, Broadview contacted the Company to gauge its interest in an acquisition transaction. On April 2, 2001, Broadview contacted the Company's chief executive officer, Ken Kaplan, to discuss the potential for a meeting with Parent's management. At that time, Mr. Kaplan identified Houlihan Lokey Howard & Zukin Capital as the Company's financial advisor.

     On April 14, 2001, Messrs. Myers and Kaplan; George Leonard, the Company's chief financial officer; and Arif Kareem, Parent's senior vice president and general manager, telecommunications division, met at Parent's offices to discuss publicly available information regarding the Company's business, customers, product developments and financial statements.

     From April 22, 2001 through April 24, 2001, the parties negotiated a nondisclosure agreement, which was signed on April 24, 2001. On April 24, 2001, Broadview and Messrs. Kaplan and Leonard discussed various due diligence issues, including the Company's capital structure, debt, financing plans, cash situation, employee retention and stock option issues. Broadview and Messrs. Kaplan and Leonard also discussed the Company's general receptivity to an acquisition transaction.

     On May 8, 2001, Messrs. Myers, Kaplan and Leonard met at the Company's offices to continue discussing a possible business combination. Other members of the management of the Company also participated in this meeting. The parties held preliminary discussions about aspects of a potential combination, including organization, facilities, products, customers, employees, third party relationships and IXP software.

     From May 8 through May 24, 2001, the parties exchanged additional information and internally reviewed the potential benefits of a transaction and the possible structure of a transaction.

     On May 17, 2001, the Company's board discussed the Company's corporate development objectives at one of its regularly scheduled meetings. The Company's board discussed indications of interest regarding a possible transaction with Parent and two other prospects. After discussion, the Company's board recommended moving forward with discussions with Parent and a second interested party (the "Second Interested Party").

     On May 18, 2001, Broadview and Mr. Leonard discussed the Company's capital structure.

     On May 25, 2001, Messrs. Myers, Kaplan and Leonard met at Parent's offices to continue discussing the potential acquisition of the Company by Parent. Members of the management of Parent and representatives of Broadview and Houlihan participated in these meetings. The parties held discussions about aspects of a potential combination, including product synergies, financial projections and customers and markets.

     On June 5, 2001, the board of directors of Parent discussed a potential transaction with the Company. Officers of Parent discussed the opportunities for Parent in the IXP market and presented an overview of the Company, including a review of its technology, finances and operations. After discussion, the board approved management continuing negotiations regarding a strategic acquisition of the Company. Also on June 5, Broadview discussed possible terms of the transaction with the Company.

     On June 11, 2001, the Company requested a decision from the Second Interested Party regarding whether it was prepared to move forward on a potential transaction on an accelerated timetable. The Second Interested Party indicated only that it would be in contact with the Company.

     On June 12, 2001, the board of directors of the Company discussed the current status of the potential transactions and authorized the Company to enter into an exclusivity agreement with Parent. Parent and the Company then signed an exclusivity agreement in which the parties agreed to negotiate in good faith and to negotiate exclusively for a defined period.

     During the week of June 18 through June 23, 2001, representatives of Parent met at the Company to conduct legal, business and financial due diligence. Discussions between the parties about the terms of the transaction also continued during this week.

     During the week of June 25 through June 28, 2001, additional representatives of Parent met with representatives of the Company to conduct additional due diligence.

     From June 18 through June 28, 2001, the parties, assisted by their respective legal counsel and financial advisors, negotiated the terms of the definitive merger agreement and related transaction agreements.

     On June 22, 2001, Mr. Myers and R.F. (Bob) Dunn, Vice President of Sales of Parent, attended meetings at the Company with Messrs. Kaplan, Leonard and other senior management of the Company.

     On June 27, 2001, representatives of the Second Interested Party contacted the Company on an unsolicited basis. The representatives of the Second Interested Party orally outlined to Mr. Leonard the basis on which the Second Interested Party would be willing to proceed with a transaction with the Company. On June 28, 2001, the Second Interested Party also supplied a preliminary term sheet regarding the terms and conditions on which it would consider proceeding.

     The Company's board met on June 29, 2001. At the meeting

     o The Company's management and legal and financial advisors updated the Company's board on the status of negotiations with Parent and informed the Company's board that all substantive issues had been resolved,

     o The Company's board determined that the proposal of the Second Interested Party was financially and structurally inferior to the Purchaser's proposal,

     o The Company's legal advisors made a presentation to the Company's board regarding the fiduciary duties of the Company's board,

     o The Company's board reviewed the current financial condition and liquidity needs of the Company,

     o The Company's legal advisors reviewed with the Company's board the terms of the proposed merger agreement with Parent and the regulatory filings and approvals that would be required in connection with the proposed transaction,

     o    Houlihan made a financial presentation to the Company's board and

     o Houlihan rendered its opinion that the offer consideration and the merger consideration is fair to the Company's shareholders from a financial point of view.

     Afterwards, the Company's board by a unanimous vote approved the merger agreement and the transactions contemplated by the agreement. The Company's board authorized the execution of the merger agreement and the related agreements by authorized officers of the Company, substantially in the forms presented to the Company's board.

     Parent's board met on June 29, 2001. At the meeting

     o Parent's management, including Parent's vice president and general counsel, and financial advisor updated Parent's board on the status of negotiations with the Company and informed Parent's board that all substantive issues had been resolved,

     o Parent's vice president and general counsel reviewed with Parent's board the terms of the proposed merger agreement with the Company and the regulatory filings and approvals that would be required in connection with the proposed transaction,

     o Parent's financial advisor made a financial presentation to Parent's board and

     o Parent's financial advisor rendered its opinion that the merger consideration is fair to Parent's shareholders from a financial point of view.

     Afterwards, Parent's board by a unanimous vote approved the merger agreement and the transactions contemplated by the agreement. Parent's board authorized the execution of the merger agreement and the related agreements by authorized officers of Parent, substantially in the forms presented to Parent's board.

     On June 29, 2001 all documentation, including the disclosure schedules of each party, were finalized to the satisfaction of the designated officers, and all conditions with respect to execution of the Merger Agreement were satisfied.

     Late in the day on June 29, 2001:

     o Parent and the Company executed and delivered the Merger Agreement and the 19.9% Option Agreement and

     o specified shareholders of the Company executed and delivered Shareholder's Agreements in which they agreed, among other things, to tender their shares in the Offer.

Before the opening of the financial markets on July 2, 2001, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.


     On July 20, 2001, Mr. Kaplan sent a letter to the Company's shareholders, urging them to tender their shares in the Offer.

     The Company intends to file a Preliminary Proxy Statement on Schedule 14A with the Securities and Exchange Commission. In the event the Offer is completed, the Company intends to immediately file a Definitive Proxy Statement for the purpose of calling a special meeting of the shareholders of the Company in accordance with Iowa law for purposes of approving the Merger.


REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

     In light of the Company's board's review of the Company's competitive and financial position, recent operating results and prospects, the Company's board determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its Shareholders. In making such recommendation and in approving the Merger Agreement and the transactions contemplated thereby, the Company's board considered a number of factors, including, but not limited to, the following:

     (i) the terms and conditions of the Merger Agreement;

     (ii) an assessment of the Company's current financial condition and other viable strategic alternatives, which include remaining a publicly owned company. In this regard, the

Company's board concluded, following analysis and discussion with its investment banker and legal advisor and among the directors, that the terms of the Merger Agreement provide the best means for holders of Shares to maximize the value of their holdings at this time;


     (iii) the familiarity of the Company's board with the Company's business, financial condition, results of operations, properties and prospects for continuing as an independent entity, and the nature of the industry in which it operates, based in part upon presentations by the Company's management and financial advisors, and in particular, the Company's board was influenced by the difficulty in raising additional capital necessary in order to fund operating shortfalls, the general downturn in the technology market and the Company's need for additional capital in the near future in its decision to accept the Offer;


     (iv) the results of the process undertaken by the Company to identify and solicit proposals from third parties to enter into a strategic transaction with the Company, the small number of unsolicited inquiries from potential bidders and based on these factors, the low likelihood that any third party would propose to acquire the Company at a price higher than $0.68 per share;

     (v) the recent trading price of the Shares and that the $0.68 per Share to be paid in the Offer and as consideration in the Merger represents a premium of 42% over the $0.48 closing sale price for the Shares on the Nasdaq National Market on June 29, 2001, the last trading day prior to the public announcement of the execution of the Merger Agreement, and a premium of approximately 35% to the most recent 30-day trading average of $0.44 for the Shares on the Nasdaq National Market;

     (vi) the financial presentation and opinion of Houlihan Lokey Howard & Zukin Capital delivered to the Company's board at the June 29, 2001 meeting to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $0.68 per Share to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the opinion of Houlihan Lokey Howard & Zukin Capital, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Houlihan Lokey Howard & Zukin Capital, is attached hereto as Annex I to this Schedule 14D-9 and is incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN CAREFULLY AND IN ITS ENTIRETY;

     (vii) that the Merger Agreement permits the Company's board, in the exercise of its fiduciary duties while meeting specified requirements, to furnish nonpublic information and data, enter into discussions and negotiations, in connection with an unsolicited acquisition proposal, and recommend an unsolicited acquisition proposal to the Company's Shareholders;

     (viii) that the Merger Agreement permits the Company's board, in the exercise of its duties under applicable law, to terminate the Merger Agreement in favor of an alternative acquisition proposal which the Company's board determines is superior to the Offer; upon such termination, the Company shall pay Parent a fee of $775,000 (representing approximately 6% of the total value of the consideration to be paid in the Offer and the Merger). The Company's board did not view this payment obligation as unreasonably precluding any third party from proposing an alternative transaction, and concluded that entering into the Merger Agreement given the available strategic alternatives, was in the best interests of the Company;

     (ix) that the term sheet submitted by the Second Interested Party was financially and structurally inferior to the Offer; and

     (x) that the transactions contemplated by the Merger Agreement provided for an all cash payment to Shareholders, with no financing condition.

     The Company's board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Company's board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

     The Company's board recognized that, while the consummation of the Offer gives the Company's shareholders the opportunity to realize a significant premium over the price at which the Shares were traded prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such shareholders to participate in the future growth and profits of the Company. The Company's board also recognized that there could be no assurance as to the level of growth or profits to be attained by the Surviving Corporation in the future.

     It is expected that, if the Shares are not purchased by RadiSys in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Company's board, will continue to manage the Company as a stand-alone business. However, the substantial risks of the Company's business are outlined in the Company's Form 10-K Annual Report for its fiscal year ended March 31, 2001.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company has retained Houlihan Lokey Howard & Zukin Capital as its financial advisor in connection with the Offer and the Merger (the "Financial Advisor"). Pursuant to the terms of the Financial Advisor's engagement, the Company paid the Financial Advisor (i) $60,000 upon the execution of an engagement letter, and (ii) upon the closing of the Offer, the Company will be obligated to pay to the Financial Advisor a "success fee" equal to 2.0% of the aggregate consideration to be received by the Company or its shareholders pursuant to the Offer. The Company also has agreed to reimburse the Financial Advisor for reasonable travel and other out-of-pocket expenses, including reasonable legal fees and expenses, and to indemnify the Financial Advisor and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of the Financial Advisor's engagement.

     Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company's shareholders concerning the Offer.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Shareholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) During the past 60 days, no transaction in the Shares has been effected by the Company or, to its knowledge, by any of its directors, executive officers, affiliates or subsidiaries, except for the issuance of 32,659 shares pursuant to the employee stock purchase plan.

     (b) To the best of the Company's knowledge, pursuant to the Offer, all directors and executive officers of the Company presently intend to tender all Shares owned by them except for those Shares, if any, (i) held by such persons which, if tendered, could cause such persons to incur liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, or (ii) with respect to which any such person acts in a fiduciary or representative capacity or is subject to the instructions of a third party.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as otherwise disclosed in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transfer of material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Items 3 and 4 above, there are no transactions, Company's board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit
No.
-------

Exhibit 1 Offer to Purchase dated July 5, 2001 (incorporated herein by reference to Exhibit (a)(1)(A) of Schedule TO filed July 5, 2001 by RadiSys).*

Exhibit 2 Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) of Schedule TO filed July 5, 2001 by RadiSys).*

Exhibit 3 Agreement and Plan of Merger, dated as of June 29, 2001, by and among RadiSys, Purchaser and the Company (incorporated herein by reference to Exhibit (d)(1) of Schedule TO filed July 5, 2001 by RadiSys).*

Exhibit 4 Letter to Shareholders of the Company dated July 6, 2001.*

Exhibit
No.
-------

Exhibit 5 Press release issued by RadiSys dated July 2, 2001 (incorporated herein by reference to Schedule TO-C filed July 2, 2001 by RadiSys).

Exhibit 6 Opinion of Houlihan Lokey Howard & Zukin Capital dated June 29, 2001 (included as Annex I to this Schedule 14D-9).*

Exhibit 7 19.9% Option Agreement, dated June 29, 2001, between Purchaser and the Company (incoporated herein by reference to Exhibit (d)(2) of Schedule TO filed July 5, 2001 by RadiSys).

Exhibit 8 Termination and Buy-out Agreement, dated June 29, 2001, by and among the Company, Elder Court, LLC, Roth Capital Partners, Inc., Carbon Mesa Partners, LLC and Anthony Soich (incorporated herein by reference to Exhibit (d)(5) of Schedule TO filed July 5, 2001 by RadiSys).

Exhibit 9 Form of Shareholder's Agreement, dated June 29, 2001 by and among RadiSys, Purchaser and certain shareholders of the Company (incorporated herein by reference to Exhibit (d)(3) of Schedule TO filed July 5, 2001 by RadiSys).

Exhibit 10 Shareholder's Agreement, dated June 29, 2001 by and among
           Motorola, Inc., RadiSys and Purchaser. (incorporated herein by reference to Exhibit (d)(4) of Schedule TO filed July 5, 2001 by RadiSys).


Exhibit 11 Letter to Shareholders, dated July 20, 2001 from Kenneth B. Kaplan,
           Chief Executive Officer and Chairman of the Company


-------------------------------
*    Included in copies mailed to the Shareholders of the Company.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             /s/ George Leonard
                                                     Chief Financial Officer



Dated: July 20, 2001

                                     Annex I

                Opinion of Houlihan Lokey Howard & Zukin Capital

June 29, 2001

Board of Directors
Microware Systems Corp.
1500 NW 118th Street
Des Moines, IA 50325

Dear Directors:

We understand that Microware Systems Corp. ("Microware") has entered into a merger agreement with RadiSys Corporation ("RadiSys"). Pursuant to a Merger Agreement (the "Merger Agreement"), RadiSys will acquire 100% of Microware by purchasing all common stock, all outstanding equity-linked and convertible securities for cash, payment of certain fees and expenses, and assumption of all interest-bearing liabilities. The Total Purchase Price ("Total Purchase Price") includes the following: (i) the purchase of common stock of the Company for $0.68 per share (the "Offer"), an aggregate amount of $13.034 million assuming 19,168,155 common shares outstanding (the "Common Shares"); (ii) a $2.200 million payment to Elder Court LLC for all outstanding convertible debenture, private equity credit line, and related warrant securities in Microware currently held by Elder Court LLC and its related or affiliated parties; (iii) the assumption of a $6.668 million mortgage obligation; and (iv) the payment of $1.300 million in directors and officers insurance, severance costs and transaction fees. The merger and other related transactions are collectively referred to as the "Merger". At the time of the Merger, Microware will merge into a subsidiary of RadiSys, with Microware surviving the Merger as a wholly owned subsidiary of RadiSys. The issued and outstanding shares of RadiSys will continue to remain outstanding. The Merger Agreement provides the Microware Board of Directors with fiduciary discretion, which allows Microware's Board of Directors to proceed with a higher and better offer, but in that event, Microware must pay a termination fee of $0.775 million (the "Termination Fee"). The Merger and all related transactions, identified to us, are referred to collectively herein as the "Transaction."

You have requested our opinion (the "Opinion") as to as to the matters set forth below. The Opinion does not address Microware's underlying business decision to effect the Transaction.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:


1. reviewed the audited financial statements of Microware for the fiscal years ended March 31, 1999 through 2001, which Microware's management has identified as being the most current financial statements available;

2. reviewed the draft of the Agreement and Plan of Merger and related documents; the draft of the Offer to Purchase for Cash All Outstanding Shares of Common Stock; the draft of the Shareholders Agreement; the draft of the Termination Agreement; the draft of the 19.9% Option Agreement; and the draft of the Termination and Buyout Agreement, all of which are dated June 29, 2001;

3. met and interviewed certain members of management of Microware to discuss the operations, financial condition, future prospects, and projected operations and performance of the Microware businesses, and met with representatives of Microware's independent accounting firm, investment bankers, and counsel to discuss certain matters;

4.   visited manufacturing facilities of Microware to review operations;

5. reviewed forecasts and projections prepared by Microware's management with respect to Microware for the fiscal year ended March 31, 2002;

6. reviewed certain other publicly available financial data for certain companies that we deem comparable to Microware, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction;

7. reviewed certain publicly available data related to termination fees for mergers that occurred in 1999, 1998, and 1997;

8. reviewed the historical market prices and trading volume for Microware's publicly traded securities; and

9. conducted such other studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of Microware and RadiSys, and that there has been no material change in the assets, financial condition, business or prospects of Microware and RadiSys since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to Microware and RadiSys and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of Microware or RadiSys. Our opinion is necessarily based on business, economic, market, and other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion that the proposed consideration to be received by the holders of Common Shares pursuant to the Offer and the Merger is fair to the holders from a financial point of view.


                 /s/ HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC.



                                       2